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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 9 2012

Washington, DC

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SEC FILE NUMBER

8- 68381

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING _____12/31/11_____
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAP Securities LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue, Suite 1307
              (No. and Street)

New York   NY   10152
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Davis Terry, Jr   212-909-9009
                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
       (Name – *if individual, state last, first, middle name*)

633 Third Avenue, 13ᵗʰ Floor   **New York**   **NY**   **10017**
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Frederick Davis Terry, Jr._____, swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

TAP Securiti_es LLC_____, as of

December 31_____, 20<u>11</u>, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

STATE OF New York
County of New York
Sworn to before me this
27 day of February 2012

_____
Signature

<u>Co-CEO and CCO</u>_____
Title

_____
Notary Public

ANNE M. LEGIO
Notary Public - State of New York
No. 01LE6127350
Qualified in Westchester County
My Commission Expires May 23, 20<u>13</u>

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011
With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
Public Document



CONTENTS


INDEPENDENT AUDITORS' REPORT

The Member
TAP Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of TAP Securities LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 27, 2012

1

TAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Assets

Cash	$ 2,973,516
Accounts receivable	250,000
Investments, at fair value	3,141
Total assets	$ 3,226,657

Liabilities and Member's Capital

Liabilities:	
Due to parent company	$ 55,000
Deferred revenue	125,000
Total liabilities	180,000
Member's capital	3,046,657
Total liabilities and member's capital	$ 3,226,657

The accompanying notes are an integral part of this financial statement.

TAP SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2011

Note 1 - Organization and nature of business

TAP Securities LLC (the "Company"), is a limited liability company that provides investment banking, financial and related advisory services to various clients. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority.

The Company is 100% owned by TAP Advisors LLC (the "Parent").

Note 2 - Summary of significant accounting policies

Basis of accounting and use of estimates

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements the reporting period. Actual results could differ from these estimates.

Income taxes

Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no income taxes are provided or considered for the purpose of this financial statement. The results of the Company are included in the New York City Unincorporated Business Tax return of its Parent.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that the governing accounting standards do not have a material effect on the Company.

Note 3 – Fair value measurements

GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the management's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table summarizes the valuation of the Company's investment within the fair value hierarchy levels as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets, at fair value				
Investments				
Warrants	$ -	$ -	$ 3,141	$ 3,141
Total Assets, at fair value	$ -	$ -	$ 3,141	$ 3,141

Note 4 - Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The carrying value of cash and accounts receivable approximate fair values due to the short-term nature of these items.

The Company maintains its cash balance at one financial institution. The Company does not consider itself to be at risk with respect to its cash balance.

Note 5 - Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of approximately $2,794,000, which was approximately $2,782,000 in excess of its required net capital of approximately $12,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1.

Note 6 - Related party transactions

Pursuant to an expense sharing agreement (the "Agreement"), the Parent provides substantially all operational and administrative services and facilities to the Company. At December 31, 2011, there was $55,000 owing to its Parent.

The Agreement has a term of one year and is automatically renewed annually, unless terminated or modified by written notice.

The Company recorded $320,000 as capital contributions from the Parent in lieu of the payment of certain aforementioned expenses.

Note 7- Subsequent event

Subsequent to December 31, 2011, the Company made distributions totaling $1,000,000 to its Parent.